Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-216286
(To Prospectus dated March 28, 2017,
Prospectus Supplement dated March 28, 2017 and
Product Supplement EQUITY INDICES ARN-1
dated March 30, 2017)
1,270,645 Units $10 principal amount per unit CUSIP No. 13606M847	Pricing Date Settlement Date Maturity Date	September 28, 2017 October 5, 2017 November 30, 2018

Accelerated Return Notes® Linked to the JPX-Nikkei Index 400

▪       Maturity of approximately 14 months

▪       3-to-1 upside exposure to increases in the Index, subject to a capped return of 15%

▪       1-to-1 downside exposure to decreases in the Index, with up to 100% of your investment at risk

▪       All payments occur at maturity and are subject to the credit risk of Canadian Imperial Bank of Commerce

▪       No periodic interest payments

▪       In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.075 per unit. See “Structuring the Notes”

▪       Limited secondary market liquidity, with no exchange listing

▪       The notes are unsecured debt securities and are not savings accounts or insured deposits of a bank. The notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, Canada, or any other jurisdiction

The notes are being issued by Canadian Imperial Bank of Commerce (“CIBC”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-6 of this term sheet and “Risk Factors” beginning on page PS-6 of product supplement EQUITY INDICES ARN-1.

The initial estimated value of the notes as of the pricing date is $9.67 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” and “Additional Risk Factors” beginning on page TS-6 of this term sheet and “Structuring the Notes” on page TS-11 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$ 10.00	$12,706,450.00
Underwriting discount	$ 0.20	$254,129.00
Proceeds, before expenses, to CIBC	$ 9.80	$12,452,321.00

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

September 28, 2017

Accelerated Return Notes® Linked to the JPX-Nikkei Index 400, due November 30, 2018

Summary

The Accelerated Return Notes® Linked to the JPX-Nikkei Index 400, due November 30, 2018 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency in the United States, Canada or any other jurisdiction or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of CIBC. The notes provide you a leveraged return, subject to a cap, if the Ending Value of the Market Measure, which is the JPX-Nikkei Index 400 (the “Index”), is greater than the Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index, subject to our credit risk. See “Terms of the Notes” below.

The economic terms of the notes (including the Capped Value) are based on our internal funding rate, which is the rate we would pay to borrow funds through the issuance of market-linked notes, and the economic terms of certain related hedging arrangements.  Our internal funding rate is typically lower than the rate we would pay when we issue conventional fixed rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charge described below, reduced the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes is greater than the initial estimated value of the notes.

On the cover page of this term sheet, we have provided the initial estimated value for the notes. This initial estimated value was determined based on our pricing models and was based on our internal funding rate on the pricing date, market conditions and other relevant factors existing at that time, and our assumptions about market parameters. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-11.

Terms of the Notes		Redemption Amount Determination
Issuer:	Canadian Imperial Bank of Commerce (“CIBC”)	On the maturity date, you will receive a cash payment per unit determined as follows:
Principal Amount:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:	The JPX-Nikkei Index 400 (Bloomberg symbol: “JPNK400”), a price return index
Starting Value:	14,799.60
Ending Value:

The average of the closing levels of the Market Measure on each scheduled calculation day occurring during the Maturity Valuation Period. The calculation days are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-17 of product supplement EQUITY INDICES ARN-1.

Participation Rate:	300%
Capped Value:	$11.50 per unit, which represents a return of 15% over the principal amount.
Maturity Valuation Period:	November 20, 2018, November 21, 2018, November 22, 2018, November 26, 2018 and November 27, 2018.
Fees and Charges:	The underwriting discount of $0.20 per unit listed on the cover page and the hedging related charge of $0.075 per unit described in “Structuring the Notes” on page TS-11.
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”).

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Accelerated Return Notes® Linked to the JPX-Nikkei Index 400, due November 30, 2018

The terms and risks of the notes are contained in this term sheet and in the following:

▪                  Product supplement EQUITY INDICES ARN-1 dated March 30, 2017:
https://www.sec.gov/Archives/edgar/data/1045520/000110465917020283/a17-7416_11424b5.htm

▪                   Prospectus dated March 28, 2017 and prospectus supplement dated March 28, 2017:
https://www.sec.gov/Archives/edgar/data/1045520/000110465917019619/a17-8647_1424b3.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from MLPF&S by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering.  Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES ARN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to CIBC.

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

•                  You anticipate that the Index will increase moderately from the Starting Value to the Ending Value.

•                  You are willing to risk a loss of principal and return if the Index decreases from the Starting Value to the Ending Value.

•                  You accept that the return on the notes will be capped.

•                  You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.

•                  You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

•                  You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and fees and charges on the notes.

•                  You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

•                  You believe that the Index will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

•                  You seek principal repayment or preservation of capital.

•                  You seek an uncapped return on your investment.

•                  You seek interest payments or other current income on your investment.

•                  You want to receive dividends or other distributions paid on the stocks included in the Index.

•                  You seek an investment for which there will be a liquid secondary market.

•                  You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

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Accelerated Return Notes® Linked to the JPX-Nikkei Index 400, due November 30, 2018

Hypothetical Payout Profile and Examples of Payments at Maturity

Accelerated Return Notes®

This graph reflects the returns on the notes, based on the Participation Rate of 300% and the Capped Value of $11.50 per unit. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only.  They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100, the Participation Rate of 300%, the Capped Value of $11.50 per unit and a range of hypothetical Ending Values.  The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value, and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual levels of the Market Measure, see “The Index” section below. The Index is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.00	-100.00%
50.00	-50.00%	$5.00	-50.00%
80.00	-20.00%	$8.00	-20.00%
90.00	-10.00%	$9.00	-10.00%
94.00	-6.00%	$9.40	-6.00%
97.00	-3.00%	$9.70	-3.00%
100.00(1)	0.00%	$10.00	0.00%
102.00	2.00%	$10.60	6.00%
105.00	5.00%	$11.50(2)	15.00%
110.00	10.00%	$11.50	15.00%
120.00	20.00%	$11.50	15.00%
130.00	30.00%	$11.50	15.00%
140.00	40.00%	$11.50	15.00%
150.00	50.00%	$11.50	15.00%
160.00	60.00%	$11.50	15.00%

(1)                     The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only. The actual Starting Value is 14,799.60, which was the closing level of the Market Measure on the pricing date.

(2)                     The Redemption Amount per unit cannot exceed the Capped Value.

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Accelerated Return Notes® Linked to the JPX-Nikkei Index 400, due November 30, 2018

Redemption Amount Calculation Examples

Example 1

The Ending Value is 80.00, or 80.00% of the Starting Value:

Starting Value:     100.00

Ending Value:      80.00

= $8.00 Redemption Amount per unit

Example 2

The Ending Value is 102.00, or 102.00% of the Starting Value:

Starting Value:     100.00

Ending Value:      102.00

= $10.60 Redemption Amount per unit

Example 3

The Ending Value is 130.00, or 130.00% of the Starting Value:

Starting Value:     100.00

Ending Value:      130.00

= $19.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $11.50 per unit

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Accelerated Return Notes® Linked to the JPX-Nikkei Index 400, due November 30, 2018

Risk Factors

There are important differences between the notes and a conventional debt security.  An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-6 of product supplement EQUITY INDICES ARN-1, page S-1 of the prospectus supplement, and page 1 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪                  Depending on the performance of the Index as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪                  Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪                  Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the stocks included in the Index.

▪                  Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪                  Our initial estimated value of the notes is lower than the public offering price of the notes. The public offering price of the notes exceeds our initial estimated value because costs associated with selling and structuring the notes, as well as hedging the notes, all as further described in “Structuring the Notes” on page TS-11, are included in the public offering price of the notes.

▪                  Our initial estimated value does not represent future values of the notes and may differ from others’ estimates. Our initial estimated value is only an estimate, which was determined by reference to our internal pricing models when the terms of the notes were set. This estimated value was based on market conditions and other relevant factors existing at that time, our internal funding rate on the pricing date and our assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater or less than our initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the market value of the notes could change significantly based on, among other things, changes in market conditions, including the value of the Market Measure, our creditworthiness, interest rate movements and other relevant factors, which may impact the price at which MLPF&S or any other party would be willing to buy notes from you in any secondary market transactions. Our estimated value does not represent a minimum price at which MLPF&S or any other party would be willing to buy your notes in any secondary market (if any exists) at any time.

▪                  Our initial estimated value of the notes was not determined by reference to credit spreads for our conventional fixed-rate debt. The internal funding rate that was used in the determination of our initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If we were to have used the interest rate implied by our conventional fixed-rate debt, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate for market-linked notes had an adverse effect on the economic terms of the notes and the initial estimated value of the notes on the pricing date, and could have an adverse effect on any secondary market prices of the notes.

▪                  A trading market is not expected to develop for the notes. Neither we nor MLPF&S is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪                  Our business, hedging, and trading activities, and those of MLPF&S and our respective affiliates (including trades in shares of companies included in the Index), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪                  The Index sponsor may adjust the Index in a way that affects its level, and has no obligation to consider your interests.

▪                  You will have no rights of a holder of the securities represented by the Index, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

▪                  While we, MLPF&S or our respective affiliates may from time to time own securities of companies included in the Index, we, MLPF&S and our respective affiliates do not control any company included in the Index, and have not verified any disclosure made by any other company.

▪                  There may be potential conflicts of interest involving the calculation agent, which is MLPF&S.  We have the right to appoint and remove the calculation agent.

▪                  The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes.  See “Summary of U.S. Federal Income Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page PS-29 of product supplement EQUITY INDICES ARN-1.  For a discussion of the Canadian federal income tax consequences of investing in the notes, see “Material Income Tax Consequences—Canadian Taxation” in the prospectus dated March 28, 2017, as supplemented by the discussion under “Summary of Canadian Federal Income Tax Considerations” herein.

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Accelerated Return Notes® Linked to the JPX-Nikkei Index 400, due November 30, 2018

Additional Risk Factors

There are uncertainties regarding the Index because of its limited performance history.  The Index was first published in January 2014. Accordingly, there is limited trading history available for the Index upon which you can evaluate its prior performance, and it may perform in unexpected ways.  Because the Index’s historical performance is limited, your investment in the notes may involve a greater risk than investing in securities linked to one or more indices with an established record of performance. A longer history of actual performance may be helpful in providing more reliable information on which to assess the validity of the methodology that the Index uses to select its components, as described below under “The Index”. The historical Index levels should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any given date.

There is no assurance that the investment view implicit in the Index will be successful.  The Index components will be selected from time to time during the term of the notes in the manner described below under “The Index—Standards for Listing and Maintenance.”  The criteria used for selecting the Index stocks may not result in stocks that outperform Japanese stocks generally, or the stocks that may be included in other indices that track Japanese securities markets. Although the Index stocks may satisfy the quantitative and qualitative criteria of the Index at the time they are selected, there can be no assurance that they will continue to do so thereafter, which may reduce the level of the Index. There can be no assurance that the future performance of the Index will result in you receiving an amount greater than or equal to the principal amount of your notes.  The performance of the Index may be worse than the performance of the equity markets generally, and worse than the performance of specific sectors of the equity markets (including Japanese equities in particular), or other securities in which you may choose to invest.

Other Terms of the Notes

The following definition shall supersede and replace the definition of a “Market Measure Business Day” set forth in product supplement EQUITY INDICES ARN-1.

Market Measure Business Day

A “Market Measure Business Day” means a day on which:

(A) the Tokyo Stock Exchange (or any successor) is open for trading; and

(B) the Index or any successor thereto is calculated and published.

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Accelerated Return Notes® Linked to the JPX-Nikkei Index 400, due November 30, 2018

The Index

We have derived all information regarding the Index contained in this document, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. This information reflects the policies of, and is subject to change by Japan Exchange Group, Inc. (“JPX”), Tokyo Stock Exchange, Inc. (“TSE” and, together with JPX, the “JPX Group”) and Nikkei Inc. (the “Nikkei” and, together with the JPX Group, the “Index sponsor”). The Index was developed by the Index sponsor and is calculated, maintained and published by the Index sponsor. We have not independently investigated the accuracy or completeness of this information. The Index sponsor has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of the Index sponsor discontinuing publication of the Index are discussed in the section entitled “Description of ARNs—Discontinuance of an Index” on page PS-19 of product supplement EQUITY INDICES ARN-1. None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

The Index is composed of stocks listed on the TSE’s First Section (large companies), Second Section (mid-size companies), Mothers (Market Of The High-growth and EmeRging Stocks — for startups) and JASDAQ market.  Stocks included in the Index are selected based on market capitalization, trading value, return on equity, and other factors, as described in more detail below.  The Index was first calculated and published on January 6, 2014.  The inception value of the Index was 10,000 on August 30, 2013. The Index is calculated every one second during the trading hours of the TSE.

Eleven main groups of companies are included in the Index, with the approximate percentage of the market capitalization of the Index included in each group as of December 30, 2016 indicated in parentheses: Electric Appliances & Precision Instruments (15.02%); IT & Services (10.40%); Automobiles & Transportation Equipment (9.96%); Banks (8.38%); Raw Materials & Chemicals (7.66%); Financials (excluding banks) (6.52%); Transportation & Logistics (5.98%); Pharmaceutical (5.91%); Machinery (5.21%); Commercial & Wholesale Trade (4.69%) and Others (20.27%). As of that date, 395 of the securities included in the Index were listed on the TSE’s First Section.

The notes are linked to the price return version of the Index, which means (as noted above) that the Ending Value will not include any income generated by dividends paid on the stocks included in the Index.

Additional information relating to the composition and calculation of the Index is available on the Index sponsor’s website:  http://www.jpx.co.jp/english/markets/indices/jpx-nikkei400/. However, information included in that website shall not be deemed to be included or incorporated by reference in this document.

Standards for Listing and Maintenance

The Index components are reviewed annually based on the selection criteria applied as of the final business day of June (the “base selection date”). The calculation of the Index using the new constituents will begin at the end of August.  The selection process and criteria are as follows:

(1)  1,000 stocks are selected based on their trading value over the past three years and their market value on the base selection date.  Stocks are excluded from selection if they fall under any of the following criteria:

•                  the stock has been listed for less than three years;

•                  the company’s liabilities have been in excess of its assets during any of the past three fiscal years;

•                  the company has had an operating loss in each of the past three fiscal years;

•                  the company has had a net loss in each of the past three fiscal years;

•                  the company’s financials have disclosed doubt regarding its ability to continue as a going concern;

•                  there has been disclosure of insufficient financial controls;

•                  the stock has been designated as a security to be delisted or security on alert; or

•                  certain listing violations have occurred over the past year.

(2)  Each stock is scored by (a) three-year average return on equity (“ROE”) (weighted 40%), (b) three-year cumulative operating profit (weighted 40%) and (c) market capitalization on the base selection date (weighted 20%), determined as follows:

Three-year average return on equity is calculated as follows:

Three-year cumulative operating profit is the sum of reported operating profit over the past three years.

The market capitalization of a stock is calculated based on the number of listed shares multiplied by its closing share price as of the annual base selection date.

(3)  400 stocks are selected by the final ranking with the scores calculated above in (2) and qualitative factors from the perspectives of corporate governance and disclosure.  These factors are applied as of the base selection date and include the appointment of at least two independent outside directors, releasing the most recent earnings report according to international financial reporting standards and the release of English language earnings information via Timely Disclosure Network (TDnet).  The final score for each stock equals the sum of the score calculated above in (2) plus the score from the qualitative factors.  Stocks are ranked from highest to lowest based on their final scores, with the exception that stocks with negative three-year average ROE and most recent ROE are negative or that have

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Accelerated Return Notes® Linked to the JPX-Nikkei Index 400, due November 30, 2018

negative three-year cumulative operating profit are moved to the bottom of the ranking.  In the event of a tie in final scores, the stock with the higher market capitalization is ranked higher.

Calculation of the Index

The Index is calculated using free-float adjusted market value weighting and is calculated to two decimal places.  The level of the Index equals the current total free-float adjusted market value divided by the base market value.  The market value is the sum of the number of shares of each constituent stock multiplied by its stock price.  The base market value is adjusted to maintain continuity in the Index when the market value of constituents changes for non-market reasons.  The weight of each Index component is capped at 1.5% of the Index, and if any component exceeds that weight, it is adjusted downwards at the time of the annual review. In case of delisting of the components due to a merger, bankruptcy, or other corporate event, new stocks are not added until the next annual review.

The free-float adjustment market value is determined by excluding the estimated number of listed shares that are deemed not to be available for trading in the market, using publicly available documents. Among the shares that are not treated as available are, among others, shares held by specified types of major shareholders, and shares held by board members and other representatives. The free-float weights are reviewed annually for each index component, with the announcement and effective date for each index component occurring on a quarterly basis, depending upon the relevant company’s earnings release schedule. In addition to this annual review, the Index sponsor may also adjust a company’s free-float weight to reflect extraordinary events.

The Index components can be updated from time to time to reflect, for example, the establishment of a new company as a result of a corporate consolidation, or the delisting of a company.  A variety of corporate events will result in the change of the number of shares used to calculate the Index, including securities offerings, exercises of warrants and share dividends.

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Accelerated Return Notes® Linked to the JPX-Nikkei Index 400, due November 30, 2018

The following graph shows the daily historical performance of the Index in the period from January 6, 2014, the date when the Index was first published, through September 28, 2017.  We obtained this historical data from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the closing level of the Index was14,799.60.

Historical Performance of the Index

This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the Index.

License Agreement

We expect to enter into an agreement with the Index sponsor providing us with a non-exclusive license with the right to use the Index in exchange for a fee.  The Index is the intellectual property of the Index sponsor.

The Index is a copyrighted material using a methodology independently developed and created by the Index sponsor, and the Index sponsor owns the copyrights and other intellectual property rights subsisting in the Index itself and the methodology used to calculate the Index. Ownership of trademarks and any other intellectual property rights with respect to the marks to indicate the Index belong to the Index sponsor. The notes are arranged, managed and sold exclusively at the risk of CIBC, and the Index sponsor does not guarantee the notes and shall assume no obligation or responsibility with respect to the notes.

The Index sponsor shall not be obligated to continuously publish the Index and shall not be liable for any errors, delays, or suspensions of the publication of the Index. The Index sponsor shall have the right to change the composition of the stocks included in the Index, the calculation methodology of the Index or any other details of the Index and shall have the right to discontinue the publication of the Index at any time.

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Supplement to the Plan of Distribution

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

We will deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these prices will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index and the remaining term of the notes. However, none of us, MLPF&S, or any of our respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S or any of our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding CIBC or for any purpose other than that described in the immediately preceding sentence.

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Index.  As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. The internal funding rate we use in pricing the market-linked notes is typically lower than the rate we would pay when we issue conventional fixed-rate debt securities of comparable maturity. This difference is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the notes on the pricing date being less than their public offering price.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Index and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates.  The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Index, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions.  Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to ARNs” beginning on page PS-6 and “Use of Proceeds and Hedging” on page PS-15 of product supplement EQUITY INDICES ARN-1.

Accelerated Return Notes®	TS-11

Accelerated Return Notes® Linked to the JPX-Nikkei Index 400, due November 30, 2018

Summary of Canadian Federal Income Tax Considerations

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a note pursuant to this term sheet and who for the purposes of the Canadian Tax Act and the regulations thereto and at all relevant times:  (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with CIBC and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the note; (c) does not use or hold and is not deemed to use or hold the note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the note; and (e) is not a, and deals at arm’s length with any, “specified shareholder” of CIBC for purposes of the thin capitalization rules in the Canadian Tax Act (a “Non-Resident Holder”).  A “specified shareholder” for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of CIBC’s shares determined on a votes or fair market value basis.  Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning notes under “Material Income Tax Consequences— Canadian Taxation” in the accompanying prospectus and a Non-Resident Holder should carefully read that description as well.

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative policies and having regard to the terms of the notes, interest payable on the notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by CIBC on a note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own tax advisors regarding the consequences to them of a disposition of the notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

Summary of U.S. Federal Income Tax Consequences

The following discussion is a brief summary of the material U.S. federal income consequences relating to an investment in the notes.  The following summary is not complete and is both qualified and supplemented by, or in some cases supplements, the discussion entitled “U.S. Federal Income Tax Summary” beginning on page PS-29 of product supplement EQUITY INDICES ARN-1, which you should carefully review prior to investing in the notes.

The U.S. federal income tax consequences of your investment in the notes are uncertain. No statutory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes. In the opinion of our tax counsel, Mayer Brown LLP, it would generally be reasonable to treat the notes as prepaid cash-settled derivative contracts. Pursuant to the terms of the notes, you agree to treat the notes in this manner for all U.S. federal income tax purposes. If your notes are so treated, you should generally recognize capital gain or loss upon the sale, exchange, redemption or payment on maturity in an amount equal to the difference between the amount you receive at such time and the amount that you paid for your notes. Such gain or loss should generally be long-term capital gain or loss if you have held your notes for more than one year.

The characterization described above is not binding on the U.S. Internal Revenue Service (the “IRS”) or the courts. Thus, it is possible that the IRS would seek to characterize your notes in a manner that results in tax consequences to you that are different from those described above or in the accompanying product supplement. For a more detailed discussion of certain alternative characterizations with respect to your notes and certain other considerations with respect to your investment in the notes, you should consider the discussion set forth in “U.S. Federal Income Tax Summary” of the product supplement. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the notes for U.S. federal income tax or other tax purposes.

Regarding the discussion in the product supplement EQUITY INDICES ARN-1 with respect to a dividend equivalent payment made with respect to a U.S. stock or equity-linked debt instrument under the section entitled Non-U.S. Holders, even if the notes should be treated as equity-linked instruments, since the notes reference the JPX-Nikkei Index 400, which should be treated as a “qualified index,” the notes should be exempt from the withholding tax rules specified for dividend equivalents.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of the notes for U.S. federal income tax purposes. You should also consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Accelerated Return Notes®	TS-12

Accelerated Return Notes® Linked to the JPX-Nikkei Index 400, due November 30, 2018

Validity of the Notes

In the opinion of Blake, Cassels & Graydon LLP, as Canadian counsel to the Bank, the issue and sale of the notes has been duly authorized by all necessary corporate action of the Bank in conformity with the indenture, and when the notes have been duly executed, authenticated and issued in accordance with the indenture, the notes will be validly issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada), and subject to any bail-in conversion requirements under the Canada Deposit Insurance Corporation Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signature, and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the opinion letter of such counsel dated February 27, 2017, which has been filed as Exhibit 5.2 to the Bank’s Registration Statement on Form F-3 filed with the SEC on February 27, 2017.

In the opinion of Mayer Brown LLP, when the notes have been duly completed in accordance with the indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the notes will constitute valid and binding obligations of the Bank, entitled to the benefits of the indenture, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated February 27, 2017, which has been filed as Exhibit 5.1 to the Bank’s Registration Statement on Form F-3 filed with the SEC on February 27, 2017.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates.  Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential.  As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Accelerated Return Notes®” and “ARNs®” are registered service marks of Bank of America Corporation, the parent company of MLPF&S.

Accelerated Return Notes®	TS-13